NO ACT

Full Support PE 3-27-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

08045133

Received SEC

MAR 27 2008

Washington, DC 20549

Act	Exchange Act
Section	
Rule	14e-5
Public Availability	3/27/08

March 27, 2008

Gregory A. Fernicola
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Re: Request for Exemptive Relief for Loews Corporation under Rule 14e-5
TP No. 08-41

Dear Mr. Fernicola:

In your letter dated March 27, 2008, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), you request on behalf of your client, Loews Corporation ("Loews"), an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act") in connection with Loews' announced intention to dispose of its ownership interest of its wholly owned subsidiary Lorillard, Inc. ("Lorillard"). Pursuant to the plan, Loews will offer holders of Loews Common Stock the opportunity to exchange such shares of Loews in exchange for shares of Lorillard.

We have attached a copy of your letter to avoid reciting the facts that you have presented. Unless otherwise noted, each defined term in this letter has the meaning given in your letter. On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the U.S. Securities and Exchange Commission ("Commission") hereby grants an exemption from Rule 14e-5 under the Exchange Act to permit Loews to engage in open market purchases of Loews Common Stock outside of the Exchange Offer subject to the following conditions:

- Purchases of Loews Common Stock are not made from and after the date that is at least 30 calendar days prior to the commencement of the Exchange Offer until the date that is at least ten days following the closing of the Exchange Offer pursuant to Rule 13e-4(f)(6);
- Purchases of Loews Common Stock constitute ordinary course stock purchases and are effected in a manner that is consistent with Loews' past practices and in accordance with the requirements of Rule 10b-18 (including, without limitation, the requirements of 10b-18(a)(13)(iv) thereof);
- The aggregate number of shares of Loews Common Stock actually purchased pursuant to the relief granted in connection herewith is disclosed in the Registration Statement prior to the commencement of the Exchange Offer;

- Loews will not knowingly solicit any stock purchase from an "affiliate" (as defined in Rule 10b-18) of the Company outside of the Exchange Offer;

- Upon request of the Division, Loews shall disclose to it a daily time-sequenced schedule of all purchases of Loews Common Stock made by it pursuant to the relief granted in connection herewith, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price; and (ii) if not executed on the NYSE, the exchange, quotation system or other facility through which the purchase occurred;

- Upon request of the Division, Loews shall send the information specified in clauses (i) and (ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

- Loews shall retain all documents and other information required to be maintained pursuant to this exemption in accordance with federal securities laws recordkeeping requirements from the date of the consummation or termination of the Exchange Offer;

- Representatives of Loews shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to such records;

- Except as otherwise specifically exempted as described herein, Loews shall comply with Rule 14e-5 and purchases of Loews Common Stock shall not be effected (individually or in the aggregate) outside of the Exchange Offer for the purpose or with the intent of (i) manipulation of the price of Loews Common Stock, (ii) promoting the Exchange Offer, (iii) creating actual or apparent active trading in the Loews Common Stock or (iv) raising or depressing the price of Loews Common Stock, for the purpose of inducing the purchase or sale of Loews Common Stock by others.

The foregoing exemption is based solely on the representations made and the facts presented in your letter, as supplemented by telephone conversations with the Commission staff. The relief granted is strictly limited to the application of Rule 14e-5 to the proposed transaction. Such transaction should be discontinued, pending further consultations with the staff in the event that any material change occurs with respect to the facts or representations set forth in your letter change.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the

Exchange Act and Rule l0b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with Loews. The participants in the transactions contemplated by this letter must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that may be raised by these transactions, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to such transactions.

For the Commission,
by the Division of Trading and Markets
pursuant to delegated authority

Josephine J. Tao
Assistant Director
Division of Trading and Markets

Attachment

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

March 27, 2008

RECEIVED
2008 MAR 28 PM 1:38
SEC

VIA FEDERAL EXPRESS

Ms. Josephine J. Tao
Assistant Director
Office of Trading Practices
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Exemptive Relief for Loews Corporation under Rule 14e-5(d)

Dear Ms. Tao:

I am writing on behalf of Loews Corporation, a Delaware corporation (the "Company"), to respectfully request that the Staff of the Office of Trading Practices (the "Staff") of the Securities and Exchange Commission (the "Commission") consider granting limited exemptive relief from the provisions of Rule 14e-5 ("Rule 14e-5") under the Securities Exchange Act of 1934 (the "Exchange Act") that may otherwise prohibit the Company from purchasing its common stock in the open market. The Company is subject to Rule 14e-5 due to its announcement that it intends to effect an exchange offer for its common stock. However, the exchange offer is subject to a number of conditions, is not expected to occur until May 2008 at the earliest and involves consideration other than cash. The Company specifically seeks the ability to engage in ordinary course open market purchases of its common stock in accordance with Rule 10b-18 under the Exchange Act ("Rule 10b-18") and in a manner that is consistent with its past practices, and it will agree that no such purchases will be made following the date that is at least 30 calendar days prior to the date of commencement of the exchange offer until the date that is at least ten days following the closing of the exchange offer.

The Company has provided us with, and has authorized us to make on its behalf, the statements and representations made in this letter.

I. Factual Background

Background to the Separation. The Company is a public holding company for a diversified group of businesses. The Company's subsidiaries are currently engaged in the following lines of business:

- commercial property and casualty insurance (CNA Financial Corporation, an 89% owned subsidiary, with common stock listed on the NYSE under the symbol "CNA");
- operation of interstate natural gas transmission pipeline systems (Boardwalk Pipeline Partners, LP, a 70% owned subsidiary, with common stock listed on the NYSE under the symbol "BWP");
- operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc., a 51% owned subsidiary, with common stock listed on the NYSE under the symbol "DO");
- exploration and production of natural gas (HighMount Exploration & Production LLC, a wholly owned subsidiary); and
- operation of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).

In addition, the Company's wholly owned subsidiary Lorillard, Inc. ("Lorllard") is engaged in the production and sale of cigarettes. Lorillard is the third largest cigarette manufacturing company in the United States.

In February 2002, the Company first issued to the public a special class of its common stock (the "Carolina Group Stock"), commonly known as a tracking stock, that is intended to reflect the performance of a defined group of assets and liabilities referred to as the Carolina Group, consisting principally of the business of Lorillard.

Outstanding Carolina Group Stock currently represents a 62% economic interest in the Carolina Group. As a result of the creation of the Carolina Group, the pre-existing class of the Company's common stock (the "Loews Common Stock") reflects a 100% economic interest in all of the Company's assets and liabilities other than that portion of the Carolina Group attributable to the Carolina Group Stock. Both Carolina Group Stock and Loews Common Stock are currently listed for trading on the New York Stock Exchange under the symbols "LTR" and "CG", respectively.

On December 17, 2007 (the "Announcement Date"), the Company issued a press release (the "Press Release") announcing its intention, subject to certain conditions, to dispose of its entire ownership interest in Lorillard. The Company intends to effect the separation of Lorillard from the Company (the "Separation") as follows:

(i) a redemption (the "Redemption") in accordance with the Company's certificate of incorporation of all of the outstanding shares of Carolina Group Stock in exchange for common stock of Lorillard ("Lorillard Common Stock") representing approximately 62% of the outstanding shares of Lorillard Common Stock; and

(ii) an exchange offer (the "Exchange Offer") pursuant to which the Company will offer holders of Loews Common Stock the opportunity to tender shares of Loews Common Stock in exchange for shares of Lorillard Common Stock held by the Company after giving effect to the Redemption, representing the remaining 38% of the outstanding shares of Lorillard Common Stock (the "Residual Interest").

If the Company determines not to pursue the Exchange Offer due to market conditions or other factors, or if the Exchange Offer is consummated but not fully subscribed, the Company would distribute its remaining Residual Interest as a pro rata dividend to holders of Loews Common Stock (the "Contingent Dividend").

On February 5, 2008, Lorillard filed a registration statement with the Commission on Form S-4 (No. 333-149051) (the "Registration Statement") registering 100% of the outstanding shares of Lorillard Common Stock to be distributed pursuant to the Separation. Following the Separation, the Carolina Group Stock will be retired. Lorillard intends to apply to have Lorillard Common Stock listed on the NYSE.

Timing of the Exchange Offer. There may be a significant length of time, perhaps up to five months, between the Announcement Date and the date of commencement of the Exchange Offer (the "Commencement"). In particular, as a condition to effecting the Separation pursuant to the Loews certificate of incorporation, the transaction must be tax-free to holders of Carolina Group Stock and Loews Common Stock. To mitigate uncertainty as to the tax-free nature of the transaction, the Company filed a private letter ruling request with the Internal Revenue Service ("IRS") on December 20, 2007, the day following the Announcement Date. Receipt of a private letter ruling from the IRS typically takes between four and six months from the date of submission (*i.e.*, between mid-April 2008 and late June 2008). The Company does not intend to commence the Exchange Offer until it has received the private letter ruling from the IRS and until other conditions have been satisfied.

Pricing of the Exchange Offer. The Company has not yet determined the method by which it will determine the ratio at which it will offer to exchange newly issued shares of Lorillard Common Stock for outstanding shares of Loews Common Stock in the Exchange Offer (the "Exchange Ratio"). The Company is currently evaluating two possible methods by which the Exchange Ratio could be determined: "fixed exchange ratio" and "fixed premium", each of which is summarized below.

Under the fixed exchange ratio method, which is the method currently reflected in the Registration Statement, the exchange ratio will be fixed in advance of the Commencement such that for each share of Loews Common Stock accepted for exchange the exchanging stockholder would receive a pre-determined fraction of a share of Lorillard Common Stock.

Under the fixed premium method, the Exchange Ratio would be expressed as a formula that is tied to the volume weighted average trading prices of Loews Common Stock and Carolina Group Stock during a pricing period, which would likely be the two or three trading day period immediately prior to the expiration of the Exchange Offer. The fixed premium formula would compare the market value of a share of Loews Common Stock to the market value of a share of

Carolina Group Stock (which would be used as a proxy for the value of a share of Lorillard Common Stock, since Lorillard Common Stock is not publicly traded), and would result in an Exchange Ratio designed to provide the participant in the Exchange Offer with shares of Lorillard Common Stock with a higher market value as compared to the market value of the shares of Loews Common Stock accepted for exchange (i.e. assuming a hypothetical 10% fixed premium, the participant would receive $1.10 in value of Lorillard Common Stock for each $1.00 of Loews Common Stock accepted for exchange, subject to the ceiling provision described below). The fixed premium formula would include a ceiling provision that would effectively establish the maximum Exchange Ratio at which the Company would be willing to consummate the Exchange Offer. Accordingly, a participant in the Exchange Offer would receive the lesser of (i) the fixed premium (i.e. $1.10 of value of Lorillard Common Stock in the above example) or (ii) the maximum Exchange Ratio. If the maximum Exchange Ratio is in effect at the end of the pricing period, the expiration of the Exchange Offer would be automatically extended to provide stockholders that had previously elected to participate in the Exchange Offer with an opportunity to withdraw.

History of Stock Purchases. The Company has historically purchased shares of Loews Common Stock in the open market from time-to-time. Such purchases have either been effected pursuant to customary "black-out" periods suspending such activities when the Company may be deemed to possess material non-public information or pursuant to stock trading plans in accordance with Rule 10b5-1 of the Exchange Act. During 2007 and 2006, the Company purchased shares of Loews Common Stock representing 2.7% and 2.5% of the Loews Common Stock outstanding at the beginning of such years and having a value of $672 million and $510 million, respectively. The Company has not purchased any Loews Common Stock since the Announcement Date.

II. Legal Analysis

Rule 14e-5 prohibits any "covered person" from directly or indirectly purchasing or arranging to purchase any "subject securities" except as part of the tender offer from the time of "public announcement" of the tender offer until the tender offer expires. The Exchange Offer constitutes a "tender offer," and the Press Release constitutes a "public announcement." The Company, as offeror in the Exchange Offer, is a "covered person," and Loews Common Stock is a "subject security" as it is the class of securities that is sought to be acquired by the Company in the Exchange Offer.

Rule 14e-5 was adopted by the Commission to prevent an offeror engaged in a tender offer from purchasing shares outside of the tender offer on more favorable terms than those offered to persons who tender into the tender offer and was expressly designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities.

Paragraph (d) of Rule 14e-5 permits the Commission to grant an exemption from the provisions of Rule 14e-5 "to any transaction or class of transactions or any security or class of security, or any person or class of persons" upon written application. The Company believes that relief should be granted because the activities in which it proposes to engage do not constitute fraudulent, deceptive or manipulative acts or practices that Rule 14e-5 was designed to prohibit, and will not unfairly prejudice participants in the trading markets or the Exchange Offer, for the following reasons:

- The Company's proposed activities constitute ordinary course stock purchases for cash that will be effected in a manner that is consistent with its past practices and in accordance with the provisions of Rule 10b-18.

- The Company will not knowingly solicit any stock purchase from an "affiliate" (as defined in Rule 10b-18) of the Company outside of the Exchange Offer.

- The Company's stock purchases will be conducted sufficiently in advance of the Commencement and will be effected subject to the conditions set forth in this letter, including the condition that any such purchases will cease at least 30 calendar days prior to the Commencement.

- Participants in the trading markets are aware of the Company's historical level of stock purchases, which are disclosed in its quarterly and annual reports filed with the Commission under the Exchange Act, as well as in its quarterly earnings releases.

- The Company's stock purchases, if any, would be made with cash, while the consideration that the Company will use in the Exchange Offer is Lorillard Common Stock.

Although the precise method by which the Company intends to establish the Exchange Ratio is not yet known, under any contemplated scenario, the Exchange Ratio will not be determined until a substantial period of time has elapsed from the time of any purchases effected pursuant to the limited relief requested hereby. If the Company elects a fixed exchange ratio method of determining the Exchange Ratio, the Company will determine the Exchange Ratio based on the prevailing market prices of Loews Common Stock and Carolina Group Stock as of the most recent practicable date prior to the Commencement. As described above, if the fixed premium method is used, the Exchange Ratio will be based on trading prices in effect during the two or three trading day period immediately prior to the expiration of the Exchange Offer. Accordingly, a minimum of approximately one month would elapse between the last possible date the Company would make any purchases outside of the Exchange Offer and the date on which the Exchange Ratio is actually determined. The Company believes that this extended period of time, coupled with the other terms and conditions set forth in this letter, provide reasonable assurance that any purchases of Loews Common Stock effected in accordance with such terms and conditions will not unduly interfere with the purpose and intent of Rule 14e-5.

Moreover, given the extended period of time between the Announcement Date and the anticipated Commencement, the uncertain timing and the conditional nature of the Exchange Offer, the Company believes that the limited exemptive relief sought hereby is justified.

III. Relief Sought

The Company hereby seeks exemptive relief, pursuant to paragraph (d) of Rule 14e-5, permitting it to engage in open market purchases of Loews Common Stock from and after the date of this letter, conditioned on the understanding that the Company comply with the following conditions:

(a) purchases of Loews Common Stock are not made from and after the date that is at least 30 calendar days prior to the commencement of the Exchange Offer until the date that is at least ten days following the closing of the Exchange Offer pursuant to Rule 13e-4(f)(6);

(b) purchases of Loews Common Stock constitute ordinary course stock purchases and are effected in a manner that is consistent with the Company's past practices and in accordance with the requirements of Rule 10b-18 (including, without limitation, the requirements of 10b-18(a)(13)(iv) thereof);

(c) the aggregate number of shares of Loews Common Stock actually purchased pursuant to the relief granted in connection herewith is disclosed in the Registration Statement prior to the commencement of the Exchange Offer;

(d) the Company will not knowingly solicit any stock purchase from an "affiliate" (as defined in Rule 10b-18) of the Company outside of the Exchange Offer.

(e) upon request of the Division of Market Regulation (the "Division"), the Company shall disclose to it a daily time-sequenced schedule of all purchases of Loews Common Stock made by it pursuant to the relief granted in connection herewith, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price; and (ii) if not executed on the NYSE, the exchange, quotation system or other facility through which the purchase occurred;

(f) upon request of the Division, the Company shall transmit the information specified in clauses (e)(i) and (e)(ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

(g) the Company shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the consummation or termination of the Exchange Offer;

(h) representatives of the Company shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to such records;

(i) except as otherwise specifically exempted as described herein, the Company shall comply with Rule 14e-5 and purchases of Loews Common Stock shall not be effected (individually or in the aggregate) outside of the Exchange Offer for the purpose or with the intent of (i) manipulation of the price of Loews Common Stock, (ii) promoting the Exchange Offer, (iii) creating actual or apparent active trading in the Loews Common Stock or (iv) raising or depressing the price of Loews Common Stock, for the purpose of inducing the purchase or sale of Loews Common Stock by others.

The Company believes that the requested exemptive relief may properly be granted and respectfully requests that such relief be granted. In the alternative, the Company requests the Staff's acknowledgment that it will not take enforcement action against the Company by virtue of the Company engaging in open market purchases of Loews Common Stock, subject to the conditions stated in clauses (a), through (i) above.

* * * *

If you have any questions concerning the subject matter of this letter, please call the undersigned at (212) 735-2918.

Very truly yours,

Gregory A. Fernicola

cc: Gary W. Garson
General Counsel, Loews Corporation
Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP

END